# WE ALL EAT CORPORATION

FINANCIAL STATEMENTS FOR THE YEAR ENDING DECEMBER 31, 2020

*WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT*
*DATE ISSUED: 16 APRIL, 2021*

# CONTENTS OF REPORT

## Contents



**Lama Najib**
Certified Public Accountant in
the United States of America
License 0033681
State of Colorado

**PROCYON FINANCIAL LLC**

**24A Trolley Square #2289**

**Wilmington, DE 19806**

## INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To the Members of WE ALL EAT CORPORATION

251 Little Falls Drive, Wilmington,

New Castle County, Delaware 19808.

I have reviewed the accompanying financial statements of WE ALL EAT CORPORATION, which comprise the Balance Sheet as of December 31, 2020, and the related Statements of Income, Cash Flows and Changes in Members' Equity for the year then ended, and the notes to the financial statements comprising a summary of significant accounting policies and other explanatory information. A review includes primarily applying analytical procedures to Management's financial data and making inquiries of company Management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, I do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the U.S.A; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

My responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether I am aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A. I believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountants' Conclusion

Based on my review, I am not aware of any material modifications that should be made to the accompanying financial statements for them to be in accordance with accounting principles generally accepted in the U.S.A.

04/16/2021

# WE ALL EAT CORPORATION

## BALANCE SHEET
### AS OF DECEMBER 31, 2020

| | | As of December 31, 2020 (from June 10, 2020) |
|---|---|---|
| **Assets** | | |
| Current assets: | | |
| Cash | $ | 35,393 |
| Total current assets | | 35,393 |
| | | |
| Non-current assets: | | |
| Investments | | 213,896 |
| Total non-current assets | | 213,896 |
| | | |
| **Total Assets** | $ | **249,289** |
| | | |
| **Liabilities & Members' Equity** | | |
| Current liabilities: | | |
| Credit Cards | $ | - |
| Total current liabilities | | - |
| Non-current liabilities: | | |
| SAFE investments | | 250,000 |
| Total non-current liabilities | | 250,000 |
| | | |
| **Total Liabilities** | | |
| | | |
| Members' Equity: | | |
| | | |
| Common stock, authorized 10,000,000 shares, 9,500,000 shares issued and outstanding, $0.00001 par value | | 95 |
| Additional paid-in Capital | | - |
| Retained Earnings | | (806) |
| Total Members' Equity | | (711) |
| **Total Liabilities and Members' Equity** | $ | **249,289** |

The accompanying notes are an integral part of these financial statements.

4

# WE ALL EAT CORPORATION

## STATEMENT OF INCOME
### FOR THE YEAR ENDED DECEMBER 31, 2020

|  | | As of December 31, 2020 (from June 10, 2020) |
|---|---|---|
| Revenue: | | |
| Sales | $ | - |
| Total revenues | | - |
| | | |
| Expenses: | | |
| Office supplies and software | | 806 |
| Total Expenses | | 806 |
| | | |
| Income (loss) from Operations | | (806) |
| | | |
| Other Income (Expenses): | | |
| Total Other Income (Expenses) | | - |
| | | |
| Net Income (loss) | $ | **(806)** |

The accompanying notes are an integral part of these financial statements.

## WE ALL EAT CORPORATION

## STATEMENT OF CHANGES IN MEMBERS' EQUITY
### FOR THE YEAR ENDED DECEMBER 31, 2020

| | Common Stock | | | | |
| | Shares | Amount | Additional Paid-in Capital | Retained Earnings (accumulated deficit) | Total |
|---|---|---|---|---|---|
| **Beginning Balance, June 10, 2020 (inception)** | - | - | - | - | - |
| Issuance of Common Stock | 9,500,000 | 95 | - | - | 95 |
| Net income (loss) | - | - | - | (806) | (806) |
| **Ending Balance, June 10, 2020** | 9,500,000 | 95 | - | (806) | (711) |

The accompanying notes are an integral part of these financial statements.

# WE ALL EAT CORPORATION

## STATEMENT OF CASH FLOWS
### FOR THE YEAR ENDED DECEMBER 31, 2020

| | | As of December 31, 2020 (from June 10, 2020) |
|---|---|---|
| Cash flow From Operating Activities: | | |
| Net profit (loss) | $ | (806) |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Changes in: | | |
| Accounts Receivable | | - |
| Credit Cards | | - |
| Net cash provided (used) by operating activities | | (806) |
| | | |
| Cash flow From Investing Activities: | | |
| Investments | | (213,896) |
| Net cash used by investing activities | | (214,702) |
| | | |
| Cash flow from Financing Activities: | | |
| Issuance of SAFE notes | | 250,000 |
| Issuance of Common Stock | | 95 |
| Net cash provided by financing activities | | 250,095 |
| | | |
| Increase in Cash | | 35,393 |
| Cash, beginning of year | | - |
| Cash, end of year | $ | 35,393 |

The accompanying notes are an integral part of these financial statements.

# NOTES TO THE FINANCIAL STATEMENTS

## FOR THE YEAR ENDED DECEMBER 31, 2020

**Nature of operations**

WE ALL EAT CORPORATION (the Company) is a Delaware Corporation incorporated on June 10, 2020. The Company is in the e-grocer sector and provides customers with access to a platform where they can purchase grocery Online. In addition, it provides grocery delivery services. The Company currently operates in Colombia.

**Fiscal year:**

The Company operates on a December 31st year-end.

**Summary of significant accounting policies:**

**Basis of accounting**

The Company's financial statements are presented in accordance with accounting principles generally accepted in the U.S.A.

**Use of estimates**

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S.A requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

**Risks and Uncertainties**

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States and Colombia.

# NOTES TO THE FINANCIAL STATEMENTS

(Continued)

## FOR THE YEAR ENDED DECEMBER 31, 2020

A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations.

**Cash and cash equivalents**

The Company considers all highly liquid debt instruments purchased with a maturity date of three months or less to be cash equivalents. The Company held no cash equivalents as of December 31, 2020.

**Income taxes**

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company had no tax liabilities for the year 2020 as no sales had been made as of the date of the report.

The Company is subject to franchise tax filing requirements in the State of Delaware.

**Equity**

Under the articles of incorporation, the Company is authorized to issue Common Stock. The total number of shares that the Company is authorized to issue is Ten Million (10,000,000) shares at a par value of $0.00001 per share.

As of December 31, 2020, the total number of Common Stock shares issued and outstanding was 9,500,000 shares at a price of $0.00001 per share.

# NOTES TO THE FINANCIAL STATEMENTS

(Continued)

## FOR THE YEAR ENDED DECEMBER 31, 2020

**SAFE Investments**

During 2020, The Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest. The SAFE agreements provide a right to the holder to future equity in the Company in the form of SAFE Preferred Stock. SAFE Preferred Stock are shares of a series of Preferred Stock issued to the investor in an equity financing, having identical rights, privileges, preferences and restrictions as the shares of standard Preferred Stock offered to non-holders of SAFE agreements other than with respect to: (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the conversion price; and (ii) the basis for any dividend rights, which will be based on the conversion price. The number of shares issued to the holder is determined by either (1) the face value of the SAFE agreement divided by the price per share of the standard preferred stock issued, if the pre-money valuation is less than or equal to the valuation cap; or (2) a number of shares of SAFE Preferred Stock equal to the face value of the SAFE agreement divided by the price per share equal to the valuation cap divided by the total capitalization of the company immediately prior to an equity financing event. Total capitalization of the company includes all shares of capital stock issued and outstanding and outstanding vested and unvested options as if converted.

As of December 31, 2020, the total balance of the SAFE notes issued was $250,000.

**Investments**

The Company records its investments at cost. The investments went to "Comemos SAS", a Colombia based company, which operates in the same business as 'We all eat Corporation'. The Company regularly reviews the carrying value of its investments to determine whether a write-down is appropriate given the circumstances.

# NOTES TO THE FINANCIAL STATEMENTS

(Continued)

**FOR THE YEAR ENDED DECEMBER 31, 2020**

**Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

**Subsequent events**

During 2021, The Company issued Simple Agreements for Future Equity ("SAFE"). The SAFE agreements have no maturity date and bear no interest.

Up to the date of this review report, the total balance of the SAFE notes issued in 2021 was $275,000.